SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*




                                  BEL FUSE INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   07734710-2
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 07734710-2
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(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
        Persons:   Howard B. Bernstein, ###-##-####
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by  (5) Sole Voting Power:  285,300
     Each Reporting Person With
                                        (6) Shared Voting Power: 500 shares
                                                                 held by wife
                                        (7) Sole Dispositive Power: see box 5
                                        (8) Shared Dispositive Power: see box 6


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(9)  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  285,800
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions)
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(11)   Percent   of   Class   Represented   by   Amount   in   Row   (9):   5.6%
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(12)     Type of Reporting Person (See Instructions):  IN
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Item 1(a).  Name Of Issuer:  Bel Fuse Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  198 Van Vorst
            Street, Jersey City, New Jersey  07302

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   Item 2(a).  Name of Person Filing:  Howard B. Bernstein
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Item 2(b).  Address of Principal Business Office or, if None, Residence: c/o Bel
            Fuse Inc., 198 Van Vorst Street, Jersey City, New Jersey  07302
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  07734710-2
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Item 3.  If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b),
         check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of January 31, 1998):

                  285,800

         (b) Percent of Class (as of January 31, 1998):

                  5.6%

         (c) Number of Shares as to which such person has:

                  (i) sole power to vote or to direct the vote 285,300

                  (ii) shared  power  to  vote  or  to  direct  the  vote  500*
                                                                      ----------

                  (iii) sole power to  dispose or to direct the  disposition  of
                        285,300

                  (iv) shared power to dispose or to direct the  disposition  of
                       500*

*  500 shares held by Mr. Bernstein's wife

Item 5.  Ownership of Five Percent or Less of a Class.    N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.     N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     February 6, 1998
                                                         (Date)

                                                     HOWARD B. BERNSTEIN


                                                     By:   /s/ Laura R. Kuntz
                                                            (Signature)



                                                         Laura R. Kuntz,
                                                         Attorney-in-Fact
                                                           (Name/Title)